November 15, 2013 NFL Enterprises LLC 280 Park Avenue New York, New York 10017 Attention: President Dear Sir or Madam: Reference is made to the Sirius XM Radio Inc. (“Sirius”) Common Stock Purchase Warrant (the “Warrant”) issued to NFL Enterprises LLC (“NFL”), and assumed by Sirius XM Holdings Inc., a Delaware corporation (“Holdings”), pursuant to the Agreement and Plan of Merger, dated as of November 14, 2013 (the “Merger Agreement”; capitalized terms used but not defined herein shall have the meaning set forth in the Merger Agreement) among Sirius, Holdings, and Sirius XM Merger Sub Inc., a Delaware corporation (“Merger Sub”), pursuant to which Sirius reorganized itself into a holding company structure. Pursuant to the Merger Agreement, on November 15, 2013, Merger Sub merged with and into Sirius, with Sirius continuing its corporate existence under Delaware law (the “Merger”), and Holdings became the direct parent of Sirius. This letter is provided pursuant to Section 6.4 of the Warrant. 1. Pursuant to Section 6.7 of the Warrant, Sirius provided notice to NFL on October 4, 2013, via United Parcel Service, of Sirius’ intention to enter into the Merger Agreement and consummate the Merger. 2. Pursuant to the Merger Agreement, upon consummation of the Merger, each issued and outstanding share of common stock, par value $0.001 per share, of Sirius (“Sirius Common Stock”), other than any Sirius Common Stock held in treasury, was cancelled and extinguished and converted automatically into the right to receive one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of Holdings (“Holdings Common Stock”). Immediately following the effective time of the Merger (the “Effective Time”), the designations, rights, powers and preferences, and qualifications, limitations and restrictions, of the Holdings Common Stock are, in each case, identical with those of the Sirius Common Stock immediately prior to the Effective Time. 3. Pursuant to the Merger Agreement, each warrant to purchase shares of Sirius Common Stock (each, a “Sirius Warrant”) which was outstanding immediately prior to the Effective Time was assumed by Holdings (each, an “Assumed Warrant”). Each Assumed Warrant continues to have, and be subject to, the same terms and conditions as set forth in the applicable Sirius Warrant immediately in effect prior to the Effective Time, except that subject to the terms of the Sirius Warrants, from and after the Effective Time, (a) each such Assumed Warrant is exercisable solely to purchase shares of Holdings Common Stock, (b) the number of shares of Holdings Common Stock issuable upon exercise of such Assumed Warrant is equal to the number of shares of Sirius Common Stock that was issuable upon exercise under the corresponding Sirius Warrant immediately prior

2 to the Effective Time and (c) the per share exercise price under such Assumed Warrant is identical to the per share exercise price of the corresponding Sirius Warrant immediately prior to the Effective Time. 4. Pursuant to Section 6.4 of the Warrant, Holdings hereby assumes the obligation to deliver to NFL the shares of stock, securities or assets to which NFL may be entitled under the Warrant, and all other obligations of Sirius under the Warrant.

Sincerely, SIRIUS XM HOLDINGS INC. By: /s/ Patrick L. Donnelly___________________ Patrick L. Donnelly Executive Vice President, General Counsel and Secretary